Filed Pursuant to Rule 424(b)(3)

Registration No. 333-259731

PROSPECTUS SUPPLEMENT NO. 3

(To the Prospectus dated September 30, 2021)

Up to 64,020,756 Shares of Common Stock

Up to 13,824,992 Shares of Common Stock Issuable Upon Exercise of Warrants

Up to 5,200,000 Warrants to Purchase Common Stock

This prospectus supplement supplements the prospectus, dated September 30, 2021 (the “Prospectus”), which forms a part of our registration statement on Form S-1 (No. 333-259731). This prospectus supplement is being filed to update and supplement the information in the Prospectus with certain information contained in our Current Report on Form 8-K filed with the Securities and Exchange Commission on April 25, 2022 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.

The Prospectus and this prospectus supplement relate to the issuance by us of an aggregate of up to 13,824,992 shares of our common stock, $0.0001 par value per share (the “common stock”), which consists of (i) up to 5,200,000 shares of common stock that are issuable upon the exercise of 5,200,000 warrants (the “Private Warrants”) originally issued in a private placement to LGL Systems Acquisition Holding Company, LLC (the “Sponsor”) in connection with the initial public offering of LGL Systems Acquisition Corp. (“LGL”) and (ii) up to 8,624,992 shares of common stock that are issuable upon the exercise of 8,624,992 warrants (the “Public Warrants” and, together with the Private Warrants, the “Warrants”) originally issued in the initial public offering of LGL.

The Prospectus and this prospectus supplement also relate to the offer and sale from time to time by the selling securityholders named in the Prospectus or their permitted transferees (the “selling securityholders”) of (i) up to 64,020,756 shares of common stock consisting of (a) up to 12,500,000 shares of common stock issued in a private placement pursuant to subscription agreements (the “Subscription Agreements”) entered into on March 15, 2021, (b) up to 2,904,375 shares of common stock issued in a private placement to the Sponsor in connection with the initial public offering of LGL (the “Founder Shares”), (c) up to 5,200,000 shares of common stock issuable upon exercise of the Private Warrants and (d) up to 43,416,381 shares of common stock (including up to 81,412 shares of common stock issuable pursuant to outstanding options, 7,465,923 shares of common stock issuable in connection with the vesting and settlement of restricted stock units, and 560,703 shares of common stock that were issued as Earnout Shares on September 17, 2021) pursuant to that certain Amended and Restated Registration Rights Agreement, dated August 26, 2021, between us and the selling securityholders granting such holders registration rights with respect to such shares and (ii) up to 5,200,000 Private Warrants.

The common stock and Warrants are listed on the New York Stock Exchange (“NYSE”) under the symbols “IRNT” and “IRNT.WS,” respectively. On April 22, 2022, the last reported sales price of our common stock on NYSE was $2.78 per share and the last reported sales price of our Warrants was $0.6398 per warrant.

This prospectus supplement should be read in conjunction with the Prospectus, including any amendments or supplements thereto, which is to be delivered with this prospectus supplement. This prospectus supplement is qualified by reference to the Prospectus, including any amendments or supplements thereto, except to the extent that the information in this prospectus supplement updates and supersedes the information contained therein.

This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, including any amendments or supplements thereto.

We are an “emerging growth company” as defined under U.S. federal securities laws and, as such, have elected to comply with reduced public company reporting requirements. The Prospectus complies with the requirements that apply to an issuer that is an emerging growth company.

Investing in our securities involves a high degree of risk. You should review carefully the risks and uncertainties described in the section titled “Risk Factors” beginning on page 7 of the Prospectus and under similar headings in any amendments or supplements to the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or passed upon the accuracy or adequacy of this prospectus supplement or the Prospectus. Any representation to the contrary is a criminal offense.

Prospectus Supplement dated April 25, 2022

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): (April 22, 2022)

IronNet, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-39125	83-4599446
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

7900 Tysons One Place,

Suite 400

McLean, VA 22102

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (443) 300-6761

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Stock, par value of $0.0001 per share	IRNT	New York Stock Exchange
Redeemable Warrants, each whole warrant exercisable for one share of Common Stock at an exercise price of $11.50 per share	IRNT.WS	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 4.02	Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review.

On April 8, 2022, IronNet Inc. (the “Company” or “IronNet”) disclosed its preliminary determination that the Company’s unaudited consolidated financial statements and related disclosures as of October 31, 2021 and for the three and nine months then ended included in its quarterly report for the three months ended October 31, 2021 (“Form 10-Q”) contained an overstatement of stock-based compensation expense, resulting in an overstatement of the Company’s net loss. On April 22, 2022, the Audit Committee of the Board of Directors (the “Audit Committee”) of the Company determined, based on the analysis and recommendation of management, that the Company’s unaudited consolidated financial statements and related disclosures included in the Form 10-Q should no longer be relied upon due to such error. The error was the result of the Company not appropriately applying modification accounting to stock-based compensation awards that were issued and outstanding as of August 26, 2021, the closing date of the merger between the Company and IronNet Cybersecurity, Inc. (“Legacy IronNet”). These overstatements relate to stock-based compensation expense for certain of the Company’s outstanding restricted stock units (“RSUs”) granted pursuant to Legacy IronNet’s 2014 Stock Incentive Plan.

When calculating the additional stock-based compensation cost to recognize for modified unvested awards for the three months ended October 31, 2021, the Company considered requisite service rendered by the employee from the original vesting commencement date of the award. Upon further evaluation, the Company determined that the correct expense recognition applicable under Accounting Standards Codification Topic 718, Stock Compensation for a Type III (improbable-to-probable) modification requires the use of a method that utilizes the date of modification (August 26, 2021) as the beginning of the requisite service period for unvested portions of the RSUs outstanding, rather than the original vesting commencement date of the award. The impact of correcting the requisite service period start date is to shift the recognition of stock-based compensation expense to later periods. The Company expects that the preliminary, unaudited adjustments to stock-based compensation will decrease stock-based compensation expense and net loss by approximately $30 million for the three and nine months ended October 31, 2021.

The Company determined that it is appropriate to correct the material error by restating the unaudited financial statements. In connection with the restatement, the Company plans to also correct previously identified immaterial errors. The misstatements described above are non-cash in nature, do not impact the total cash flows on the unaudited condensed consolidated statement of cash flows, and do not impact the number of shares awarded, the timing of issuance of shares, or the aggregate amount of equity-based compensation expense to be recognized from the awards.

The Company intends to restate its financial statements included in the Form 10-Q, which will be addressed in an amendment to the Form 10-Q for the three months ended October 31, 2021, to record the overstatement of stock-based compensation expense and to correct for other previously identified immaterial errors.

Management is also continuing to assess the impact of this matter on the Company’s internal control over financial reporting.

The Audit Committee has discussed the matters disclosed in this Item 4.02(a) with PricewaterhouseCoopers LLP, the Company’s independent registered public accounting firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

IRONNET, INC.

	By:	/s/ James C. Gerber
Date: April 25, 2022		Name: James C. Gerber
Title: Chief Financial Officer